Filed Pursuant to Rule 433
Registration No. 333-165516
Issuer Free Writing Prospectus
Dated May 24, 2010

In connection with the subscription rights offering that commenced on May 21, 2010, USA Technologies, Inc. is filing the following press release as a free writing prospectus:

USA Technologies Contact:	Investor Relations Contact:
George Jensen, Chairman & CEO	Marlon Nurse, Vice President
Stephen P. Herbert, President & COO	Porter, LeVay & Rose
e-mail: sherbert@usatech.com	Phone: (212) 564-4700
Phone: (800) 633-0340

USA TECHNOLOGIES EXPANDS “JUMPSTART” CASHLESS VENDING PROGRAM

Approximately 12,300 ePort Cashless Transaction Devices Committed to Date; More Program Options; G8 Now Included in Offering

MALVERN, PA, May 24, 2010 -- USA Technologies, Inc. (NASDAQ: USAT) announced today the expansion of its JumpStart cashless vending program. In addition to the ePort EDGE terminal, the Company is adding the ePort G8 terminal to the JumpStart program, and giving customers the option of participating in both the traditional ‘no purchase’ plan and a new ‘GoBo’ (Get One, Buy One) plan option which enables customers to receive hardware devices free of charge if they commit to purchasing the same number of devices by December 31, 2010.

JumpStart was originally designed to help vending operators and bottlers acquire the ePort EDGE cashless terminal at no cost, paying only a low monthly service fee, and avoiding the need to make a major upfront capital investment.  The ePort EDGE, which accepts swipe cards only, we believe is the only one-piece cashless reader and controller combo on the vending market. The ePort EDGE has PCI Level One compliant security.

“As of today, our customers have committed to take approximately 12,300 devices under the JumpStart program, and interest in the program continues to grow,” said Stephen P. Herbert, President & COO, USA Technologies. “We expanded the program to include the ePort G8, which accepts all forms of cashless and contactless payment, and an alternate way to participate through the GoBo program, in response to customer requests for more options,” he said.

The JumpStart package also includes the ePort Connect® services package for wireless connectivity, card processing, consumer services, online reporting, and over-the-air machine alerts.

“With ePort Connect®, we take care of everything for our customers, from merchant account set-up, wireless SIM activation, to business deployment planning and 24x7 customer service and support,” said Herbert. “Alternative solutions now in the marketplace require customers to engage with multiple service providers - such as a wireless company, credit card company, and hardware providers - in order implement cashless, or to get help or answers. We believe that our ability to bundle our solutions, as well as tailor them to individual customer needs, results in a service unmatched in the vending market today.”

“The JumpStart program is helping our Company accelerate the deployment of the ePort Cashless Payment System in our vending machines,” said Vic Pemberton, President of Pepi Food Service. “Because we have no capital outlay, we can install ePorts® quickly and enjoy the benefits right away.  And with USAT helping us with deployment planning, we know we are putting the ePorts® where they will make us the most money.”

The expanded JumpStart offerings, together with the many services, productivity and efficiency tools that USAT offers as part of its comprehensive service offering, we believe makes the company the only one-stop, turn-key cashless solutions  provider to the vending industry.

The JumpStart program has contributed to the number of cashless connections USAT has added to its USALive® Network, and accounts for approximately 79 percent of ePort® unit shipments during the quarter ended March 31, 2010. As of March 31, 2010, there were approximately 73,000 devices connected to the Company’s USALive® Network, surpassing the Company's anticipated goal of 71,000 connected devices.

The Company's customer base on the USALive® Network has increased to more than 900 as of March 31, 2010, with 125 new customers added during the three months ended March 31, 2010.

To learn more about the JumpStart Program, contact a USA Technologies, Inc. representative at 800-633-0340.

About USA Technologies:
USA Technologies is a leader in the networking of wireless non-cash transactions, associated financial/network services and energy management. USA Technologies provides networked credit card and other non-cash systems in the vending, commercial laundry, hospitality and digital imaging industries. The Company has been granted 76 patents and has agreements with AT&T, Visa, Compass and others.

Statement under the Private Securities Litigation Reform Act:
With the exception of the historical information contained in this release, the matters described herein contain forward-looking statements that involve risk and uncertainties that may individually or mutually impact the matters herein described, including but not limited to, product acceptance, the ability to continually obtain increased orders of its products, the ability to meet installation goals, economic, competitive, governmental impacts, whether pending patents will be granted or defendable if granted, validity of its  intellectual property and patents, whether our shares or publicly traded warrants would continue to meet the eligibility requirements for continued listing on the NASDAQ Stock Market, LLC; the ability to commercialize developmental products, as well as technological and/or other factors. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by us in this release speaks only as of the date of this release. Unless required by law, the Company does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USA Technologies, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (No. 333-165516). Before you invest, you should read the prospectus in that registration statement for more complete information about USA Technologies, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the information agent for the subscription rights offering, MacKenzie Partners, Inc., will arrange to send you the prospectus if you request it by coaling toll-free at (800)322-2885 or calling collect at (212)929-5500 or  by e-mail at usatrights@mackenziepartners.com.